UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Hadoson

(Names of Subject Companies)

Hudson Soft Co., Ltd.

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Konami Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Noriaki Yamaguchi

7-2 Akasaka 9-chome

Minato-ku

Tokyo 107-8323

Japan

(81-3) 5770-0086

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Izumi Akai

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku

Tokyo

(81-3) 3213-6140

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of the press release entitled “KONAMI CORPORATION Announces that It will Make a Subsidiary (HUDSON SOFT CO., LTD.) Its Wholly Owned Subsidiary through Share Exchange”, dated January 20, 2011.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Konami Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Konami Corporation

By	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Date: January 20, 2011